FIRST SUPPLEMENTAL INDENTURE

Dated as of April 27, 2011

3.25% Convertible Senior Notes due 2016

     FIRST SUPPLEMENTAL INDENTURE, dated as of April 27, 2011, between Photronics, Inc., a Connecticut corporation (the “Company”) and The Bank of Nova Scotia Trust Company of New York, a New York banking corporation, as trustee (the “Trustee”).

RECITALS

     WHEREAS, the Company and the Trustee have executed and delivered an Indenture, dated as of March 28, 2011 (the “Indenture”), to provide for the issuance of 3.25% Convertible Senior Notes due 2016 of the Company (the “Notes”), initially in an aggregate principal amount not to exceed $115,000,000; and

     WHEREAS, Section 10.01(g) of the Indenture permits execution of supplemental indentures without the consent of any Holder for the purpose of changing any of the provisions of the Indenture; provided, that such change does not adversely affect the rights of any Holder; and

     WHEREAS, the entry into this First Supplemental Indenture by the parties hereto is authorized by the provisions of the Indenture;

     NOW, THEREFORE, the Company and the Trustee mutually covenant and agree, for the equal and proportionate benefit of the respective Holders, as follows:

ARTICLE 1
RELATION TO THE INDENTURE; DEFINITIONS

     Section 1.01. Relation to the Indenture. This First Supplemental Indenture constitutes an integral part of the Indenture.

     Section 1.02. Definitions. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture.

ARTICLE 2
AMENDMENT OF THE INDENTURE

     Section 2.01 Amendment to Article 14 of the Indenture. Article 14 of the Indenture is hereby amended by inserting the following new Section 14.12:

     “Section 14.12. Limitation on Issuance of Common Stock.

(a) Notwithstanding anything to the contrary in this Indenture, unless the Company shall have received the shareholder approval described in Section 14.12(c) (which the Company shall have no obligation to seek), the Company shall not issue any shares of Common Stock upon a conversion of Notes pursuant to this Indenture if, after giving effect to such conversion, the aggregate number of shares of Common Stock issued pursuant to this Indenture, after adjusting any previous conversions for the Conversion Rate as then in effect (collectively, the “Indenture Shares”), would exceed the “Maximum Shares” as calculated on the Conversion Date for such Notes  by the following formula:

MS =	0.1999	(OS x	CR1
CR0 )

          where,
          MS = the Maximum Shares
          OS = the number of shares of Common Stock outstanding on the date of the initial issuance of the Notes
          CR0 = the Conversion Rate in effect on the date of the initial issuance of the Notes
          CR1 = the Conversion Rate in effect on the relevant Conversion Date

(b) If conversion of any Note would cause the Indenture Shares to exceed the Maximum Shares as determined pursuant to Section 14.12(a) in the sole discretion of the Company (consistent with Nasdaq listing standards), then upon conversion of such Notes, a Holder will receive, in lieu of any shares of Common Stock in excess of the Maximum Shares (the “Excess Shares”), cash in an amount equal to (i) the number of Excess Shares, multiplied by (ii) the Last Reported Sale Price of the Common Stock on the relevant Conversion Date.

(c) The restrictions of Section 14.12 shall automatically terminate if and when the shareholders of the Company duly approve the issuance of shares of Common Stock under this Indenture in excess of the Maximum Shares for purposes of NASDAQ Listing Rule 5635(d) or any successor rule.

(d) For the avoidance of doubt, the Conversion Rate for purposes of determining the “Maximum Shares” issuable under the Indenture pursuant to Section 14.12(a) shall be determined pursuant to Section 14.04, without giving effect to any Additional Shares that would be added to the Conversion Rate pursuant to Section 14.03.”

ARTICLE 3
MISCELLANEOUS PROVISIONS

     Section 3.01. Supplemental Indenture. The Indenture, as supplemented and amended by this First Supplemental Indenture, is in all respects hereby adopted, ratified and confirmed.

     Section 3.02. Effectiveness. This First Supplemental Indenture shall take effect as of the date hereof.

     Section 3.03. Effect of Headings. The Article and Section headings herein are for convenience only and shall not affect the construction hereof.

     Section 3.04 Separability Clause. In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions herein shall not in any way be affected or impaired thereby.

     Section 3.05. Governing Law. This First Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York (without regard to conflicts of laws principles that would result in the application of the laws of any other jurisdiction).

     Section 3.06 Execution by the Trustee. The Trustee has executed this First Supplemental Indenture only upon the terms and conditions set forth in the Indenture. Without limiting the generality of the foregoing, the Trustee shall not be responsible for the correctness of the recitals contained herein, which shall be taken as statements of the Company, and the Trustee makes no representation as to and shall have no responsibility for, or in respect of, the validity or sufficiency of this First Supplemental Indenture or the execution hereof by any Person (other than the Trustee).

     Section 3.07 Counterparts. This First Supplemental Indenture may be executed in any number of counterparts (including by facsimile, “.pdf” or other electronic means), each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

[Signature Pages Follow]

     IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed, all as of the day and year first above written.

Photronics, Inc.

By:	/s/ Richelle Burr
Name: Richelle Burr
Title: Vice President, General Counsel

The Bank of Nova Scotia Trust Company
of New York, as Trustee

By:	/s/ Warren A. Goshine
Name: Warren A. Goshine
Title: Vice President